Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Collins, David Edgar, Jan Woo, Jeff Kauten

Re:	Viant Technology Inc.

Amendment No. 2 to Draft Registrant Statement on Form S-1 Submitted January 11, 2021

CIK: 0001828791

Ladies and Gentlemen:

On behalf of Viant Technology Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 13, 2021 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on January 11, 2021. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed publicly today.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 11, 2021

Risk Factors

We receive a significant amount of revenue..., page 19

1.	Please quantify the percentage of revenue derived from the two advertising agency holding companies that each represented more than 10% of your revenue for the periods presented.

We have revised the disclosure on page 20 of the Registration Statement in response to this comment.

January 15, 2021

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 71

2.

Please note that once this information is finalized and actual amounts are provided, we may have further questions regarding your pro forma adjustments related to the Reorganization and Offering Transactions.

The Company acknowledges the Staff’s comment.

Key Operating and Financial Performance Metrics

Use of Non-GAAP Financial Measures, page 92

3.

We note that you present the non-GAAP measure of adjusted EBITDA as a percentage of revenue ex-TAC. Please revise to clarify why this measure is useful to investors and to the extent you continue to include such measure, also provide the comparable GAAP measure of net loss as a percentage of gross profit with equal or greater prominence. Refer to Item 10(e)(1)(A)(i) of Regulation S-K.

We have revised the disclosure on pages 95 through 98 in response to this comment.

Revenue ex-TAC, page 93

4.

We note the discussion of your non-GAAP gross profit measure begins with a discussion of your contractual arrangements and includes a cross reference to your revenue recognition critical accounting policy disclosures. Please remove this information and discuss the measure as it relates to your GAAP gross profit or explain.

We have revised the disclosure on page 96 in response to this comment.

Executive Compensation, page 120

5.

We note your response to prior comment 4 and the revised executive compensation disclosure for the year ended December 31, 2020. Please be advised that executive compensation disclosure for the year ended December 31, 2019 is also required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

We have revised the disclosure on page 123 in response to this comment.

January 15, 2021

Notes to Consolidated Financial Statements

Concentration of Risk, page F-16

6.

We have considered your response to prior comment 5 as well as comment 23 in your December 9, 2020 letter and continue to believe that you should disclose the fact that two advertising holding companies comprised more than 10% of your revenue and include the percentage of revenue from each such customer for each applicable period. Please revise your footnote disclosures pursuant to ASC 280-10-50-42.

We have revised the disclosure on page F-19 in response to this comment.

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-8322.

Sincerely,

/s/ Stewart L. McDowell

Stewart McDowell

cc:	Sarah Solum, Freshfields Bruckhaus Deringer